                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                             BOSTON BIOMEDICA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    100560101
                               -------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         | | Rule 13d-1(b)
         | | Rule 13d-1(c) (Amendment filed pursuant to Rule 13d-2(b)) |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                               Page 1 of 7 pages

                                      13G
CUSIP No.  100560101                                        Page 2  of  7  Pages
          ------------                                          ---    ---

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities only)

         Irwin J. Gruverman
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                    5      SOLE VOTING POWER

                           105,371 shares (consisting of (a) 6,667 shares of
                           Common Stock, (b) 10,000 options to purchase common
                           stock, (c) 1,037 warrants to purchase common stock,
                           (d) 85,593 shares of common stock owned by G&G
                           Diagnostics, L.P., of which Mr. Gruverman is General
  NUMBER OF                Partner, and (e) 2,074 Warrants to purchase common
   SHARES                  owned by G&G Diagnostics, L.P.).
 BENEFICIALLY       ------------------------------------------------------------
  OWNED BY          6      SHARED VOTING POWER
    EACH
  REPORTING                0
 PERSON WITH
                    ------------------------------------------------------------
                    7      SOLE DISPOSITIVE POWER

                           105,371 shares (consisting of (a) 6,667 shares of
                           Common Stock, (b) 10,000 options to purchase common
                           stock, (c) 1,037 warrants to purchase common stock,
                           (d) 85,593 shares of common stock owned by G&G
                           Diagnostics, L.P., of which Mr. Gruverman is General
                           Partner, and (e) 2,074 Warrants to purchase common
                           stock owned by G&G Diagnostics, L.P.).
                    ------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         105,371 shares (consisting of (a) 6,667 shares of Common Stock, (b) 10,000 options to purchase common stock, (c) 1,037 warrants to purchase common stock, (d) 85,593 shares of common stock owned by G&G Diagnostics, L.P., of which Mr. Gruverman is General Partner, and
         (e) 2,074 Warrants to purchase common owned by G&G Diagnostics, L.P.).
--------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [ ]

--------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         2.2 %
--------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                               Page 2 of 7 pages

         Item 1(a).              NAME OF ISSUER

                                 Boston Biomedica, Inc.

         Item 1(b).              ADDRESS OF ISSUER'S PRINCIPAL OFFICE

                                 375 West Street
                                 West Bridgewater, Massachusetts 02379

         Item 2(a).              NAME OF PERSON FILING

                                 Irwin J. Gruverman

         Item 2(b).              ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF
                                 NONE, RESIDENCE

                                 30 Ossipee Road
                                 Newton, Massachusetts 02164

         Item 2(c).              CITIZENSHIP

                                 United States of America

         Item 2(d).              TITLE OF CLASS OF SECURITIES

                                 Common Stock, par value $.01 per share

         Item 2(e).              CUSIP NUMBER

                                 100560101

         Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                      (a)[ ] Broker or dealer registered under Section 15 of the Exchange Act
                      (b)[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
                      (c)[ ]     Insurance company as defined in
                                 Section 3(a)(19) of the Exchange Act.
                      (d)[ ] Investment company registered under Section 8 of the Investment Company Act.
                      (e)[ ]     Investment adviser in accordance with
                                 Rule 13d-1(b)(1)(ii)(E).
                      (f)[ ] Employee benefit plan, or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
                      (g)[ ] Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G).
                      (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
                      (i)[ ] A church plan that is excluded from the definition of an investment company under
                                 Section 3(c)(14) of the Investment Company Act.
                      (j)[ ]     Group, in accordance with
                                 Rule 13d-1(b)(1)(ii)(J).

                               Page 3 of 7 pages

         Item 4.                    OWNERSHIP

                                    Provide the following information regarding the aggregate number and percentage of the class of the securities of the issuer identified in Item 1.


                                    (a)  Amount Beneficially Owned:

                                    105,371 shares (consisting of (a) 6,667
                                    shares of Common Stock, (b) 10,000 options to purchase common stock, (c) 1,037 warrants to purchase common stock, (d) 85,593 shares of common stock owned by G&G Diagnostics, L.P., of which Mr. Gruverman is General Partner, and (e) 2,074 Warrants to purchase common owned by G&G Diagnostics, L.P.).

                                    (b) Percent of Class:

                                         2.2 %

                                    (c) Number of shares as to which such
                                        persons has:

                                         (i)   sole power to vote or to direct
                                    the vote:

                                    105,371 shares (consisting of (a) 6,667
                                    shares of Common Stock, (b) 10,000 options to purchase common stock, (c) 1,037 warrants to purchase common stock, (d) 85,593 shares of common stock owned by G&G Diagnostics, L.P., of which Mr. Gruverman is General Partner, and (e) 2,074 Warrants to purchase common owned by G&G Diagnostics, L.P.).

                                         (ii) shared power to vote or to direct
                                    the vote:

                                               -0-

                                         (iii) sole power to dispose or to
                                    direct the disposition of:

                                    105,371 shares (consisting of (a) 6,667
                                    shares of Common Stock, (b) 10,000 options to purchase common stock, (c) 1,037 warrants to purchase common stock, (d) 85,593 shares of common stock owned by G&G Diagnostics, L.P., of which Mr. Gruverman is General Partner, and (e) 2,074 Warrants to purchase common owned by G&G Diagnostics, L.P.).

                                         (iv) shared power to dispose or to
                                    direct the disposition of:

                                               -0-


                               Page 4 of 7 pages

         Item 5.                    OWNERSHIP OF FIVE PERCENT OR LESS OF A
                                    CLASS.

                                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

         Item 6.                    OWNERSHIP OF MORE THAN FIVE PERCENT ON
                                    BEHALF OF ANOTHER PERSON.

                                    If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                                            Inapplicable

         Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                                    If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                                            Inapplicable

         Item 8.                    IDENTIFICATION AND CLASSIFICATION OF MEMBERS
                                    OF THE GROUP.

                                    If a group has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

                                            Inapplicable

                               Page 5 of 7 pages

         Item 9.                    NOTICE OF DISSOLUTION OF GROUP.

                                    Notice of dissolution of a group may be
                                    furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by the members of the group, in their individual capacity. (See Item 5.)

                                            Inapplicable

         Item 10.                   CERTIFICATION.

                                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]


                               Page 6 of 7 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               Date: March 1, 2000
                                    -------------------------
                               Signature: /s/ Irwin J. Gruverman
                                         -------------------------
                               Name/Title: Irwin J. Gruverman
                                          --------------------------





                               Page 7 of 7 pages